December 19, 2019

Franz Walt
Chief Executive Officer
Quotient Limited
B1, Business Park Terre Bonne
Route de Crassier 13
1262 Eysins, Switzerland

       Re: Quotient Limited
           Registration Statement on Form S-3
           Filed December 13, 2019
           File No. 333-235508

Dear Mr. Walt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Per Chilstrom, Esq.